June 2, 2005

VIA EDGAR AND UPS OVERNIGHT

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Accredo Health Inc.
Form 10-K for the fiscal year ended June 30, 2004
File No. 000-25769

Dear Mr. Rosenberg:

     This letter is a response of Accredo Health, Incorporated (“Accredo,” the “Company,” “we” or “our”) to the Staff’s comment letter dated May 10, 2005 with regard to the above filing. In the context of this response, we refer to our letter to you dated April 22, 2005, as the “Initial Response Letter.”

Form 10-K for the year ended June 30, 2004, filed September 13, 2004 (the “2004 10-K”)

Item 7. Management’s Discussion and Analysis of Financial Condition of Results of Operations

Critical Accounting Policies and Estimates, page 36

1.	Comment. We noted the disclosures proposed as a result of comment #1. In discussing how you arrived at the critical accounting estimate, please describe how your consideration of any qualitative factors are quantified in arriving at the estimate. In addition, as you did not appear to provide the quantitative disclosure that we had requested, please justify to us that it is not reasonably available and would not provide material information for investors. Otherwise, please provide quantitative disclosure about the significant assumptions underlying the estimate and the effect of reasonably likely changes in those assumptions.

     Response. 1. The disclosures in the 2004 10-K under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates” will be further modified in response to this comment and supplementally provided.

Our modifications considered the guidance outlined in Section V of FR-72, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

2.	Comment. We noted your response to comment #2 and the disclosures you proposed as a result of that comment. Please provide us and consider disclosing information addressing the following comments:

a)	In your response to our comment 2(a), you state that you have not historically had any significant change in estimates from reporting period to reporting period and do not anticipate any significant changes in estimates in future periods. However, you also state that you are unable to reconcile changes in prior estimates, as this would have to be performed on an individual claims basis. If you are unable to reconcile changes in prior estimates, it is unclear how you know that you have not had any significant changes in estimate. As such, please clarify this.

b)	As of June 30, 2004, your allowances appear to represent approximately 20% of your gross accounts receivable. At the same time, the amounts past due by over 90 days would appear to represent approximately 55% of your gross accounts receivable, with 36% being past due for over 180 days. As of June 30, 2003, your allowances appear to have only been approximately 29% of your gross accounts receivable, while approximately 57% were over 90 days past due. In light of this, please clarify why your allowances are appropriate.

In so doing, please clarify your billing terms and the period over which you receive payments. If you regularly continue to receive payments after an amount becomes over 180 days past due, please consider disaggregating the amounts over 180 days past due. This disaggregation should try to illustrate the amounts that have been past due longer than your collection patterns would have otherwise suggested.

c)	It appears that you rely on historical experience in estimating your allowances. Please clarify how you also consider the current composition of your receivables (by payor group and aging classification) in determining your estimate of the allowances. Please tell us why you believe the use of historical experience is reasonable in view of the current composition of your accounts receivable.

d)	It appears that your medical billing system does not “readily provide” information about self-pay receivables. Please clarify what you mean by “readily provide”. In addition, we noted that your primary collection risks are for patient co-payments and deductibles and that your bad debt write-offs primarily result from uncollectible patient co-payments and deductibles. As such, please clarify whether you consider information about self-pay receivables in estimating your allowances. If you do, please address why you have not segregated self-pay balances on accounts where the primary payor has yet to make payment from the “commercial and other” payor group.

e)	Please discuss the reasons why your actual day’s sales outstanding appear to have differed from your target. In so doing, please clarify whether the target was based on historical experience. If so, please address how your estimates considered these reasons for the differences and the deviations from historical experience.

f)	It appears that your accounts receivable subledger needs to be reconciled to the amounts recorded in your financial statements because of credit balances. Please clarify whether these credit balances represent collections that have not been applied to specific receivable balances. In addition, please clarify how you have allocated these credit balances in your aging disclosures and how you have considered them in estimating your allowances.

     Response. 2(a) At the time of billing, the Company’s medical billing system automatically records a contractual discount adjustment necessary to reduce the patient’s invoice total (net billed amount) to the selected contractual level. This net billed amount is calculated based upon the discount level contained in the associated payor contract. The Company records revenue and accounts receivable net of these system-generated contractual adjustments. After we receive payment, we evaluate our recorded accounts receivable to ensure their accuracy. We then record an adjustment to the account balance, if necessary, in the period that the change in estimate is made in accordance with APB 20. The Company’s medical billing system contains all of the contract information that supports these system-generated adjustments and is updated continuously to ensure that the system is producing account balances based upon current and accurate information. The historical experience of changes in the Company’s contractual adjustments has not been significant from period to period because of the high degree of accuracy of the automated contractual adjustments generated by the medical billing system. In addition, the Company has analyzed contractual adjustments on a year to date basis in fiscal 2005 (through April 30, 2005) related to invoices for dates of service on or before June 30, 2004. During this period, the Company has collected and posted approximately 84% of its net accounts receivable outstanding as of June 30, 2004, and recorded contractual adjustments on those accounts of approximately $5.0 million. Extrapolating this to the remaining June 30, 2004 unpaid accounts receivable (16%) as of April 30, 2005, the resulting total allowance for contractual discounts would be approximately $6.0 million for all accounts receivable outstanding as of June 30, 2004. The Company believes that the accounts receivable that have been collected through April 30, 2005, are representative of the accounts receivable that remained outstanding as of that date. The allowance for contractual adjustments was approximately $5.7 million, or 1.4% of gross accounts receivable, as of June 30, 2004.

The Company believes that these estimates are materially accurate and have been recorded in accordance with the provisions of SFAS 5. See further discussion on the Company’s methodology for establishing its estimates for uncollectible accounts in responses to 2(b) – 2(e) below.

     Response. 2(b) The Company believes that the response to this comment can best be prepared by starting with a short description of Accredo’s business and the nature of the accounts receivable generated as a result of its business activities. Accredo is a specialty retail pharmacy that dispenses a very limited number of drugs (twenty (20) at June 30, 2004) with the following characteristics:

?	the medication is expensive, typically $8,000 to $300,000 per patient, per year;

?	the drugs are for patients with diseases that are chronic in nature, whereby patients need to continue to take the medication routinely for extended periods of time (which in many cases is for the remainder of their lives);

?	most of the drugs require some form of special handling; and

?	these drugs typically have a side effect profile that requires clinical intervention on a routine basis.

Due to the complexity of the diseases that Accredo serves and the length of time that a patient will likely be on therapy, virtually all of our patient orders require some form of prior approval before each shipment of the medication is made to the patient to help ensure payment. It is the Company’s policy to verify the patient’s third-party insurance coverage (for all governmental and commercial payors) prior to each shipment of drug made to the patient. Patients typically order and receive a refill of their medications every 30 days.

Virtually all of the Company’s medications are delivered to the patient’s home or to the patient’s designated delivery site using the services of FedEx. The Company does not have any walk-in retail pharmacy business and all of the drugs are dispensed pursuant to a prescription from the patient’s physician. Upon delivery of the medication to the patient, the Company bills the patient’s third-party insurance carrier using the appropriate procedures outlined in the patient’s coverage. The drugs dispensed by the Company are reimbursed by the patient’s health insurance plan through two principal benefit forms: (i) prescription card benefit, which is typically an electronic billing, or (ii) medical benefit, which is typically a manually generated paper claim. While it is not always the case, the electronic billing process typically results in the claim being paid by the carrier in a range of 40 to 50 days from the date the drug was dispensed. In addition, through the terms of the patient’s prescription card benefit coverage, the patient’s out-of- pocket liability (co-payment) is generally $15 to $30 per prescription fill and is usually collected from the patient before each shipment. Prescription cards represented approximately 14% and 9% of gross accounts receivable as of June 30, 2004 and 2003, respectively.

Conversely, the medical benefit billing and payment cycle tends to be far more complicated and time consuming. Most medical benefit claims require various forms of paperwork and justification for treatment for each shipment of the drug sent to the patient. Due to the inherent cost of treatment, the length of the patient’s therapy, and changes in the patient’s condition or circumstances, virtually all of these patients are being case managed by the insurance carrier and most claims for these patients are subject to medical review by the carrier before payment is made. The ultimate result of these processes is a payment cycle for most of the medical benefit claims that average in a range of 110-120 days after shipment, although claims for certain payors or claims undergoing extensive medical review can take much longer. The medical benefit coverage generally requires a patient to be responsible for a deductible (typically in a range of $500 to $1,000) and a co-payment amount (typically in a range of $2,000 to

$3,000) per plan year. In addition, hemophilia blood clotting factor and two of the PAH medications are covered through the Medicare Part B program. Although the Medicare benefits for the patient are verified before each drug shipment, the initial benefit payments for these patients may take up to nine months or longer to begin, during which time we continue to service the patient.

The characteristics of the Company’s accounts receivable and the periods of time that it takes to collect its account receivable balances vary based upon the following factors:

?	the patient’s insurance coverage;

?	the insurer involved;

?	the benefit plan type that is covering the drug (prescription card, medical benefit, home infusion therapy, etc.);

?	the approval process mandated by the insurer;

?	the case management and medical review cycle of the payor;

?	the number of appeals and re-filing of claims that is necessary to collect the authorized payment amount;

?	the re-filing of a patient’s secondary or supplemental insurance coverage amounts after the primary plan has covered its portion of the amount billed;

?	coordination of benefits between two covered plans;

?	governmental versus commercial based payors; and

?	numerous factors that can be unique to the patient or the particular therapy involved.

The Company ages its accounts receivable balances from the date of service to the patient. The age of the receivable balance, while a factor in helping to determine the adequacy of the estimate for the allowance for doubtful accounts, is dictated by many of the factors outlined within this response and is more indicative of the timing of cash flow for the Company rather than the ultimate collectibility of its net accounts receivable balance. The Company does not consider a receivable to be “past due”. Rather, the Company monitors the age of accounts receivable based on date of service as a basis for prompting account collection and follow-up procedures. The Company has outlined its procedures for determining the adequacy of its allowance for doubtful accounts and to ensure the estimate of these reserves is based upon appropriate and relevant factors in its response to comment 2(c) below. Based upon these procedures, the Company believes that its allowance estimates are adequate and the Company’s consolidated financial statements fairly present the net collectible value of its accounts receivable in accordance with generally accepted accounting principles at the respective balance sheet dates. The relationship of the allowance and gross accounts receivable is, in part, a function of the timing of the write-off of specific account balances in the accounts receivable subledger. For example, to the extent accounts are provided for in the allowance but not yet written-off in the subledger, this results in an increase in the ratio of the allowance to gross accounts receivable, with no resulting impact on their net realizable value. While the Company’s analysis of a specific account may result in a recorded allowance, the account is not written-off in the subledger until all collection efforts have been exhausted. As a result, that relationship, while meaningful, is not always the best indicator of the quality of the Company’s net receivable balance. On specific patient accounts, differences can occur in the amounts previously provided for in the allowance and the amounts actually written-off. To appropriately account for such differences, the Company records estimated bad debt provisions on a monthly basis which are adjusted to reflect the results of the quarterly procedures described in 2(c) below. This ensures that the allowances are appropriately adjusted as of each reported balance sheet date.

The Company routinely collects patient accounts receivable balances in excess of one-year from the date of the dispensing of the drug, particularly for those patients covered under a medical benefit where rigorous documentation and medical review procedures apply. Collection activity on balances greater than one-year from date of service is tracked by the Company and reviewed by management on a weekly basis. On a year to date basis in fiscal 2005 (through April 30, 2005), our average weekly collection amounts on accounts receivable aged greater than one-year at date of collection exceeds $1.1 million.

As a result, the Company noted in its Initial Response Letter that it will modify the proposed disclosure under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Critical Accounting Policies and Estimates-Allowance for Contractual Discounts” in its 2004 10-K, and subsequent filings as applicable, to include aging categories of receivable balances. We have further disaggregated the table to include balances aged “181 — 360 Days” and “Over 360 Days” from date of service.

     Response. 2(c) The Company continually assesses the realization of patient account balances through its normal day-to-day collection processes. The chronic nature of these therapies and the continuation of service to the patients over extended periods of time provide a reliable historical outlook and basis upon which to estimate the value of the Company’s accounts receivable. The limited number of drugs being dispensed allows the Company to concentrate and structure its personnel in payor and therapy specific groups. This payor and therapy concentration aids in the assessment of the Company’s estimated allowances because it is based upon the expertise of those employees who have daily interaction with the patient and reimbursement sources for their respective payors and therapies. Therefore, these individuals have the most current information available concerning any factors that may effect the realization of an outstanding patient balance.

Pursuant to the Company’s policies and procedures, a complete review is performed quarterly to assess the adequacy of the Company’s estimate of the uncollectible accounts. This review consists of an account-by-account analysis of each patient balance by the Company’s reimbursement staff with additional review by reimbursement supervisory and management personnel. This review is performed by therapy type. This specific identification method was used to determine the estimate of the allowance for doubtful accounts on approximately 64% of the gross accounts receivable balance at June 30, 2004. This review takes into account the most current available data on each account to make the determination of an amount, if any, that should be considered by the Company for inclusion in the overall reserve allowances. The data reviewed includes:

?	the current activity notes on each account;

?	the age of the account balance;

?	self-pay parameters;

?	composition of account balances;

?	the type and identification of the reimbursement source;

?	the anticipated patient obligation, if any;

?	the history of collection from the payor and the patient;

?	correspondence from the payor and patient; and

?	any other information relevant for consideration in determining the ultimate realization of the account balance.

For the remaining portion of the gross accounts receivable balance at June 30, 2004 (approximately 36%), the Company used a detailed historical collection and write-off model (“Model”) to estimate allowances that may be necessary for the balances outstanding. The Model contains collection and write-off history dating back to 1999. The Company began using the Model on certain accounts receivable generated after June 13, 2002, which was the date of the acquisition of the SPS Division from Gentiva Health Services, Inc. (“SPS Division”). Although the Model contains history dating back to 1999, the Company primarily considers data and trends associated with the [eight] most recent quarters. The Company believes those periods to be most indicative of the nature, characteristics, and composition of its accounts receivable. While this calculation is performed monthly, each quarter we perform a review of the critical assumptions in the Model. Since the Model analyzes balances by aging classification, it inherently incorporates the age of the receivable as one of the components used to evaluate the realization of the account balance. The Model does not segregate accounts receivable by payor. The historical payor mix for the accounts reserved under this methodology has not changed appreciably over the last two fiscal years (dating back to the acquisition of the SPS Division) and the first nine months of fiscal 2005, and we are not currently aware of any circumstances that would change the payor mix prospectively. For example, revenues from commercial payors were approximately 70%, 68% and 69% for the fiscal years ended June 30, 2004 and 2003 and the nine months ended March 31, 2005, respectively. Revenues from governmental payors were approximately 30%, 32% and 31% for the fiscal years ended June 30, 2004 and 2003 and the nine months ended March 31, 2005, respectively.

In addition, the Company also performs a comparison of subsequent cash receipts on the accounts analyzed using the Model to the net book value estimated for these balances at historical balance sheet dates to validate the updated assumptions and estimates being applied to the current data during the current period. As of April 30, 2005, the Company has collected an amount slightly in excess of net book value as of June 30, 2004. In addition, the Company currently estimates that it will collect an additional $2.3 million on these accounts. Therefore, these comparisons have indicated that the assumptions used in the Company’s Model yield accurate estimates of allowances for uncollectible accounts.

The Company has consistently followed the methodology described above and believes that it provides an accurate basis by which to establish an estimate of the allowances for uncollectible accounts in accordance with the guidance set forth in SFAS5.

     Response. 2(d) The Company’s medical billing system is designed to recognize the primary payor classification designated for each invoice within the accounts receivable subledger. Until an invoice has been paid by the third-party payor and the patient’s self pay obligation, if any, is known, the entire balance due on the invoice is classified under its primary payor classification code. Upon payment by the primary and secondary, if applicable, payors the remaining balance that is the responsibility of the patient is then billed to the patient and reclassified to the self-pay payor category. The term “not readily provide” was used to give an indication that there are self-pay obligations imbedded within the other payor categories that the Company’s medical billing system does not capture within the self-pay payor category because of the design and sequence of the Company’s billing and collection procedures. We have modified our disclosure to eliminate that reference. As described in the Company’s response to comment 2(b) above, the patient’s co-payment amount for claims being adjudicated through the patient’s prescription card benefit (which are small pre-set amounts) are generally received from the patient before each drug shipment. This payment is typically made by credit card. However, if a patient’s medication is being covered through the medical benefit, the patient’s deductible and co-payment amount is billed to the patient and reclassified as self-pay within the medical billing system after all forms of third-party insurance payment have been received by us. Due to the nature of their diseases, most of the Company’s patients have other medical providers rendering care or service to them in addition to the medication that they are receiving from the Company. As such, until the Company receives an explanation of benefits from the patient’s payor that indicates the portion of the patient’s annual “out-of-pocket” amount that is owed to the Company versus other health care providers, the amount that would be reclassified to the self-pay category is not known.

It is the Company’s practice, and a legal requirement, to give each patient a written estimate of what the patient’s out-of-pocket liability to the Company could represent before their medication is dispensed. Unless otherwise known, the communicated potential liability is the maximum out-of-pocket amount the patient could be responsible for under their insurance plan design. This potential out-of-pocket amount is then taken into consideration in evaluating the potential realization of an account balance through the procedures outlined in the Company’s response to comment 2(c).

It is worth noting that the Company does not knowingly accept patients that do not have some form of acceptable insurance coverage. Upon receiving a patient referral for service, the Company verifies that the patient has third-party insurance coverage and the associated benefits for the drug being dispensed. This verification is performed before each shipment (including refills) so as to ascertain if there has been any change, modification or other event that could or will have an effect on the patient’s qualification for, or the amount of, governmental or commercial insurance coverage. Therefore, unlike acute care inpatient facilities that are obligated to provide treatment to a patient without regard to ability to pay if presented at their facility, the Company has the opportunity to determine methods and means of account realization before the drug is dispensed to the patient. Due to the high cost of many of the medications that the Company dispenses, the manufacturers of these drugs typically provide compassionate need programs for patients that are uninsured or underinsured. We administer these programs on a consignment basis on behalf of several manufacturers to provide free medication to the patient if they qualify within the financial guidelines set forth by the manufacturer. This allows the Company to serve these patients without the associated collection risk. Again, it is worthy of note that the Company’s bad debt expense as a percent of revenue was 2.0% for the fiscal year ended June 30, 2004, and is approximately 1.3% for the nine-month period ended March 31, 2005.

As previously described, the Company utilizes two methods to estimate its allowance for uncollectible accounts: (i) an account-by-account analysis method and (ii) a detailed historical collection and write-off model method (“Model Method”). The persons performing and reviewing the account-by-account method consider for each account the primary payor, secondary payor (if applicable) and self-pay portion when estimating the specific account allowances. The composition and the related collectibility assumptions change depending on the payor mix and aging of the accounts (e.g., current accounts are comprised of a lower percentage of self-pay than older accounts; current accounts have a higher estimate of collectibility than older accounts). The Model Method does not compute allowances by payor. However, management considers changes in our payor mix when evaluating the results of the Model Method.

     Response. 2(e) The Company did not disclose target days sales outstanding (“DSO”) ranges for its product lines.

However, DSO is one of several accounts receivable performance indicators utilized by the Company. The Company primarily uses DSO as a quantitative measure to trend the average time it takes to collect its receivables and to aid in estimating the Company’s cash flow projections. Rather than using specific DSO targets, the Company establishes internal DSO range parameters for each of its products to help benchmark the collection performance of the Company by product line. The Company’s overall calculated DSO levels, calculated on a net accounts receivable basis, were 84 days at June 30, 2003, 81 days at June 30, 2004, and 70 days at March 31, 2005. The decrease in DSO is driven in part by the effect of our expanded pharmacy benefit manager (“PBM”) relationships, including our new strategic alliance with Medco Health Solutions, Inc. which began in May 2004, as well as improved billing and collection processes. Typically, claims adjudicated through PBMs are electronic and are paid more quickly than medical claims. The decrease in DSOs is not a result of increased accounts receivable allowances over the respective periods. Although we continually strive to improve our DSOs, the aforementioned amounts are within our internal parameters.

     Response. 2(f) The Company reconciles its accounts receivable subledger to its financial statements on a monthly basis. The reconciliation process is an important control in the context of our internal control over financial reporting. As indicated in our proposed disclosure, you correctly noted that certain balance sheet reclassifications associated with credit balances represent the majority of these reconciling items. In addition to credit balances, cash collected but not applied to specific account balances was a separate reconciling item in the Company’s proposed disclosure. The cash collected but not applied was aged by payor category and applied against the appropriate aged debit balances in the tabular disclosure.

The reconciling items described in footnote 1 of the proposed accounts receivable table relate to the following: (i) credit balances due to be refunded to payors and/or patients (an estimate of this liability is reclassified on the Company’s balance sheet); and (ii) credit balances that result in adjustments to the original contractual discount reserve taken at the time of billing due to contract pricing changes or discrepancies (this amount is taken into account when determining the level of reserve allowance that is necessary).

The Company’s procedures for estimating the Company’s reserves for potential uncollectible accounts, as outlined in our response to comment 2(c), are first applied against the accounts receivable debit balances without regard to any credit balances that may be present. The current historical credit balance resolution analysis results are then taken into consideration in establishing the final overall allowance estimate. The Company believes that this method adequately accounts for the potential effect of credit balances on the estimates necessary to establish the appropriate net value of its accounts receivable as outlined in SFAS 5.

Asset Impairment, page 37

3.	Comment. In the disclosures that you proposed in response to comment #1, we noted that you determine the fair value of the reporting unit based on comparable public company market analysis and a discounted cash flow calculation. As you only have one reporting unit and that the fair value of that one unit would presumably be the fair value of the company, it is unclear why your own market valuation would not represent the fair value of the reporting unit. As such, please justify to us how your method for determining the fair value of the reporting unit is appropriate. If you conclude that another method should have been used, please tell us whether the use of that other method would have required you to recognize an impairment loss.

     Response. 3. Paragraph 23 of SFAS 142 states the following regarding fair value measurement:

“Quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available. However, the market price of an individual equity security (and thus the market capitalization of a reporting unit with publicly traded equity securities) may not be representative of the fair value of the reporting unit as a whole. The quoted market price of an individual equity security, therefore, need not be the sole measurement basis of the fair value of a reporting unit.”

Throughout selected periods in the Company’s history, our stock has traded at market premiums to our competitors. Based on the authoritative guidance above, we chose to use alternate means of making a fair value determination in order to verify that the market capitalization of our reporting unit was reasonable. Neither the quoted market prices nor the public company market analysis and discounted cash flow calculation resulted in an impairment loss.

Fiscal Year Ended June 30, 2004 Compared to Fiscal Year Ended June 30 2003

Revenues, page 38

4.	Comment. We noted the disclosures you proposed as a result of our comment #3. Please separately quantify the increase in revenues due to the volume growth of several products and the increase due to product pricing increases. In addition, regarding the volume growth, please separately quantify the increase that resulted from the addition of new patients and the additional sales to existing patients. Furthermore, please quantify the effect of the addition of new and expanded contracts with managed care organizations. Finally, please quantify the effect on revenue of the acquisitions that occurred during the years discussed.

     Response. 4. The disclosures under the heading “Fiscal Year Ended June 30, 2004 Compared to Fiscal Year Ended June 30, 2003” in the 2004 10-K will be further revised in response to this comment and supplementally provided.

Notes to Consolidated Financial Statements

2. Significant Accounting Policies

Revenue Recognition, page F-9

5.	Comment. In your response to comment #8, you asserted that: (a) your current billing system does not contain standard reporting capabilities to report net revenues by payor class, and (b) your acquisitions have resulted in your use of separate systems that do not have consistent reporting capabilities. In this regard, please note that paragraph 39 of SFAS 131 would appear to relate to revenue recognized and does not appear to provide an impracticability exception, as is provided by paragraph 37. As such, please revise your disclosures so that they are on a net basis, consistent with the amounts recognized on your income statement.

Otherwise, we noted your belief that you have provided information about the extent of reliance of your major customers by disclosing gross revenue, which you asserted to be a better indicator of volume. However, it would appear that you rely more on the amounts realized (presumably, net revenues) from your customers than from the volume sold to them, especially if reimbursement rates differ. As such and in light of the lack of standard or consistent reporting capabilities, please explain why you believe that the percentage of revenues from Medicare and Medicaid would not be materially different if reported on a net basis. In so doing, please tell us whether reimbursement rates from Medicare and Medicaid are materially consistent with the reimbursement rates from commercial payors and from prescription cards and how you know this.

     Response. 5. The disclosure under the caption “Notes to Consolidated Financial Statements – Significant Accounting Policies – Revenue Recognition” in the 2004 10-K will be revised in response to this comment and supplementally provided.

3. Business Acquisitions, page F-12

6.	Comment. Based on your response to our comment #9, we have the following comments:

a)	Please note that paragraph 37(e) of SFAS 141 states that intangible assets meeting the criteria in paragraph 39 should be recognized at estimated fair values. In addition, please note that paragraph Fl defines fair value as the amount at which the asset could be bought or sold in a current transaction between willing parties. Please tell us how you have complied with this guidance.

b)	We noted that the amount allocated to the patient base was based on your historical per patient cost of identifying a patient and bringing them on service. As such, you apparently valued the patient base based on the amount of costs you avoided had you acquired the same patients through other means, not based on the fair value of the patient base. In this regard, please note that paragraph 6 of EITF 02-17 states that assumptions, such as expectations of future contract renewals and other benefits related to the intangible asset, that marketplace participants would consider must be considered in the estimate of fair value. In light of this and part (a) of this comment, please tell us how the amount allocated represents fair value.

c)	We noted that you had existing payor and manufacturer relationships in the therapies for which you expanded your market penetration. Apparently because you already had these relationships, it appears that you allocated no amounts to these relationships. As such, please tell us whether they met the criteria in paragraph 39 of SFAS 141. If they did, please tell us how you appear to have determined that their fair value was zero. In so doing, please also address your assertion that these acquisitions provided you with additional volume that could be leveraged to maximize your negotiating position with manufacturers and payors.

d)	Based on your response, other than the one relationship with a manufacturer of a PAH product acquired in the SPS transaction, it appears that you did not acquire any payor or manufacturing relationships that you did not already have. Please specifically confirm that this is correct. Otherwise, please discuss these other relationships and tell us whether they met the criteria in paragraph 39. If they did, please tell us how you appear to have determined that their fair value was zero.

e)	We noted that the manufacturer relationship acquired in the SPS transaction was non-exclusive, short-term in nature, and cancelable in the event of a change of control. While these characteristics may have warranted consideration in estimating the fair value of the relationship, it is not clear why amounts were not allocated to the relationship. As such, please clarify how it did not meet the criteria in paragraph 39. If they did, please tell us how you apparently determined their fair value to be zero.

f)	We noted that you had stronger trade names than the ones you acquired. Apparently because of this, it appears that you allocated no amount to the trade names. As such, please tell us whether they met the criteria in paragraph 39 of SFAS 141. If they did, please tell us how you appear to have determined that their fair value was zero.

g)	Please confirm that you acquired no other intangible assets (such as service or supply contracts, customer lists or backlog) that met the criteria in paragraph 39. In so doing, please fully consider paragraphs A11 through A28. If this is not true, please tell us how you appear to have determined that their fair value was zero.

h)	Please clarify your use of “patient base” in your response and in your proposed disclosures, as it may be inferred to be comparable with a “customer base”. Please note that, in paragraph B165, the FASB noted that it views a “customer base” as a group of customers that are not known or identifiable and concluded that it does not meet the criteria for recognition apart from goodwill.

     Background. The Company submits the following background information to aid discussion of its responses to comments 6(a) through 6(h). The purpose of this information is to outline the sequence of the Company’s acquisitions under review with the sequence of evolving accounting literature and other events during the same period to facilitate a discussion of accounting treatment and applicable accounting guidance.

The following table summarizes relevant dates and purchase accounting information for the acquisitions described in Footnote 3 to its consolidated financial statements for its fiscal year ended June 30, 2004 (in millions):

			Intangibles Allocation

Acquisition		Purchase	Patient	Non-
Date	Acquired Company	Price	Base	Competes	Goodwill
May 1, 2001	Pharmacare Resources, Inc.	$31.4	$0.6	$0.5	$28.2
Dec 1, 2001	BioPartners in Care, Inc.	52.6	0.7	1.0	48.5
Jun 13, 2002	SPS Division of Gentiva Health Services	463.8	15.2	2.0	207.8
Oct 17, 2003	Alpha Therapeutic Services, Inc.	35.7	0.7	0.1	30.8

		$583.5	$17.2	$3.6	$315.3

Set forth below is a timeline of the above acquisitions overlaid with the relevant accounting literature and other matters discussed with the Staff:

Date	Description
Mar 12, 1999	In response to a specific comment from the Staff during Accredo’s IPO, Accredo allocates purchase price to previously acquired non-contractual patient relationships under APB 16 using a replacement value method. At that time, the Staff had no further comment.
May 1, 2001	Accredo acquires Pharmacare Resources, Inc. in a purchase business combination.
Jul 1, 2001	Accredo adopts SFAS No. 141.
Dec 1, 2001	Accredo acquires BioPartners in Care, Inc.
May 10, 2002	Following an SEC review, Accredo files the final Form S-4/A (Amendment No. 3) and amended Form 10-K in connection with its acquisition of the SPS Division of Gentiva Health Services, Inc.
Jun 13, 2002	Accredo acquires the SPS Division of Gentiva Health Services, Inc.
Sep 30, 2002	Accredo files its Form 10-K for its fiscal year ended June 30, 2002 with final SPS purchase price allocation, except for the effects of acquired businesses to be sold (i.e., the allocation to acquired non-contractual patient relationships was final).
Oct 25, 2002	The EITF reaches consensus on EITF 02-17, Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination, specified for acquisitions consummated after October 25, 2002.
Oct 17, 2003	Accredo acquires Alpha Therapeutic Services, Inc.
Dec 11, 2003	Chad A. Kokenge of the SEC’s OCA delivers a speech to AICPA National Conference commenting on “issues related to customer intangible assets.”

     As the above information illustrates, prior to SFAS 141, the Company accounted for its purchase transactions under APB 16, which required an allocation to intangibles apart from goodwill based on fair value. As discussed later in this letter, the Company took a replacement value approach to valuing its customer base. The Company explained this approach in detail in response to a specific comment by the Staff as part of its IPO in March 1999 and the Staff had no further comment.

     After adoption of SFAS 141 in July 2001, the Company continued to account for its acquisitions by allocating purchase price to intangible assets apart from goodwill based on the fair value of those intangibles as required by SFAS 141. SFAS 141 perpetuated the basic requirement of allocating to other intangibles based on fair value, but added significant guidance on identifying intangibles apart from goodwill due to the new impairment approach to goodwill.

     The Company completed only one of the above acquisitions, Alpha Therapeutic Services, after the issuance of EITF 02-17, which introduced a “marketplace assumptions” approach for a non-contractual customer base for acquisitions consummated after October 2002.

     Response. 6(a) As noted above, the Company has analyzed acquired intangible assets for recognition apart from goodwill in accordance with APB 16 and then with the guidance outlined in SFAS 141, Par. 39. As of the effective date of each acquisition, the Company first identified and determined those intangible assets that arise from legal or contractual rights obtained as part of that acquisition. The Company then identified and evaluated the assets obtained as part of the business combination that were capable of being separated or divided from the acquired entity and “sold, transferred, licensed, rented or exchanged.” As to both types of assets, the Company applied the principles in SFAS 141 Par. 39 as is outlined in SFAS 141, Par. A10 through A28. After identifying each of the assets, the Company determined the “fair value” of the asset as defined in SFAS 141, Par. F1. The process of determining the fair value of the identified intangible assets is inherently judgmental, and takes into account whether the asset is capable of being bought or sold in a current transaction with a willing party (SFAS 141, Par. 39 and F1). As a result of this evaluation, the identified intangible assets that the Company determined to have a material fair value were recorded on the Company’s consolidated balance sheet and are being amortized over the estimated life of the asset. More detailed responses to this comment are included in the following responses to Comment 6.

     Response. 6(b) In applying SFAS 141 to the Company’s customer base, the Company analyzed whether SFAS 141, Par. A21 requires its patient (customer) relationship, which is established without a contract, to be recognized as an intangible asset apart from goodwill under the “separability” criterion. As a specialty pharmacy, the acquired company’s personnel have regular contact with the pharmacy patient and the patient has the ability and does make direct contact with the Company on a routine basis as outlined in the definition of “customer relationship” in Statement 141 Par. F.1. The Company also considered the last sentence of SFAS 141, Par. A18 concerning the impact of confidentiality requirements applicable to customer lists. While our non-contractual customer relationships are subject to HIPAA privacy regulations that severely restrict the use of private patient information, we consider HIPAA regulations to be different from “terms of confidentiality or other agreements [that] prohibit an entity from selling, leasing, or otherwise exchanging information about its customers,” and believe that our non-contractual customer relationships meet the separability criterion. Confidentiality or other agreements are negotiated with a third-party and typically have tailored restrictions. HIPAA, on the other hand, is a broad federal regulation that provides restrictions surrounding the use of patient information. The Company’s non-contractual patient relationships met the criteria outlined in SFAS 141 Par. A21 as a non-contractual customer relationship that should be separated and recognized apart from goodwill. As discussed below, however, confidentiality considerations do impact a determination of fair value.

For purposes of estimating fair value of the patient base, the Company considered its previous method for estimating fair value that was discussed with the Staff as part of the Company’s initial public offering in March 1999 and other methods to determine fair value. We refer you to the Company’s response letter dated March 12, 1999, to the Commission’s letter dated March 5, 1999 (letter supplementally provided). As part of the SEC’s review of the Company’s IPO, the Staff specifically commented on the Company’s need to separately value its acquired patient base. In response to the SEC’s comment, the Company reviewed applicable guidance (under APB 16 at that time) to identify and value its acquired patient base. The Company considered guidance under APB 16 requiring “fair value” and determined to value its acquired patient base based on a replacement cost methodology as described in the Company’s March 12, 1999 letter to the Staff. The Staff had no further comment to the Company’s approach.

When the Company adopted SFAS No. 141 on July 1, 2001, it considered the fair value guidance provided in paragraphs 37.e. and B171 to B174, inclusive, and in the Glossary at Appendix F. The Company noted that the guidance provided in paragraphs B171 to B174, inclusive, addressed fair value for intangibles created by contractual or legal rights, but did not address fair value measurements for non-contractual intangibles such as its acquired patient base. In the absence of explicit guidance for determining fair value for non-contractual intangibles in SFAS 141, the Company continued to use replacement value as its estimate of fair value for these acquisitions through the Gentiva SPS Division acquisition.

EITF No. 02-17 became applicable for business combinations consummated after October 25, 2002. EITF No. 02-17 appears to have addressed differing interpretations of SFAS 141’s approach to identifying and estimating fair value for intangibles meeting the contractual-legal and separability criterion. It states that “Assumptions that marketplace participants would consider, such as expectations of future contract renewals and other benefits related to the intangible asset, must be considered in the estimate of its fair value regardless of whether they meet the contractual-legal criterion or the separability criterion”. Management believes that the guidance in EITF No. 02-17 addresses fair value requirements for its non-contractual patient relationships for transactions occurring after October 25, 2002 (EITF 02-17, Par. 13).

The Company paid total consideration of $35.7 million for its acquisition of Alpha Therapeutic Services, its only acquisition consummated from October 26, 2002 (the effective date of EITF 02-17) to June 30, 2004. As part of estimating fair value, the Company did consider assumptions that marketplace participants would consider, such as expectations of continued revenue and other benefits related to the non-contractual customer relationships. The application of a marketplace participant method to the

Company’s non-contractual patient relationships, however, presents several significant challenges. For example, estimates of future cash flows would have to consider:

?	The patient always has the ability and legal right to change providers, discontinue use of the drug, or switch therapies as prescribed by the physician (for example, when the patient has an adverse reaction or cannot tolerate the drug);

?	The patient’s third-party payor (e.g., commercial insurer, Medicare or Medicaid) may switch the patient from Accredo to another provider;

?	The Company’s patient turnover experience and assumptions;

?	All patient pharmacy records are considered confidential as a matter of law as provided by the HIPAA and similar state and federal laws; and

?	There is no “market” for a patient base other than as part of an operating business, which for the Company is the specialty pharmacy business.

The Company believes that the selected assumptions related to these considerations would significantly impact fair value. The Company further believes this view is supported by the last sentence of paragraph 9 of EITF 02-17, which states “The Task Force further observed that factors such as the lack of contractual rights or separability may have an impact on the fair value of that asset.” For these reasons, the Company believed that application of an income stream approach with marketplace assumptions would not produce a materially different amount from its historical determination of fair value based on its replacement value methodology.

     Response. 6(c) The specialty pharmacy business acquisitions described in Footnote 3 of the Company’s consolidated financial statements in its 2004 10-K expanded Accredo’s market penetration in many therapies that were already a part of its product portfolio prior to the acquisitions. The acquisitions of Pharmacare, Biopartners in Care, the SPS Division and Alpha Therapeutic Services significantly contributed to the Company’s existing growth in the hemophilia blood clotting factor and IVIG product lines. The Company and other market participants purchase these therapy medications from a limited number of biopharmaceutical manufacturers at prevailing terms generally available on a commodity-type basis at prices that vary principally based on volume. As a result, the acquired companies purchased product from the same manufacturers from which the Company acquired the same products prior to the acquisition. The contracts that the acquired companies had in place at the time of their acquisition were at market rates, short term and cancelable. Accredo’s contracts with these manufacturers were at comparable or better terms than those of the acquired companies. Neither Accredo, nor the acquired companies, had any form of preferred contractual relationship with the manufacturers of hemophilia blood clotting factor or IVIG, and could not purchase the products on terms substantially different than those offered other providers in the marketplace, except for price variations based on volume. The Company noted no other conditions, similar to those described in paragraph B173 of SFAS No. 141, that provided evidence that the acquired manufacturer contracts had more than negligible amounts of value.

The increased purchasing levels of Accredo as a result of those acquisitions afforded us the opportunity to negotiate better terms with the manufacturers. The negotiation with the manufacturer was conducted after the consummation of the transaction. The Company considers this benefit to represent buyer-specific synergies (i.e., goodwill) rather than an intangible defined in paragraph 39 of SFAS No. 141, because its realization and fair value is contingent upon the Company’s ability to negotiate with the manufacturer subsequent to the transaction date and is due almost completely to the synergy of combining with the Company’s pre-existing patient base.

In addition, Accredo had and continues to have an expansive network of payor contracts and agreements. These contracts and agreements are typically cancelable by either party on short notice and are non-exclusive to the Company. As specialty pharmacies, each of the acquired companies also had similar agreements in place. These payor contracts or agreements were not unique to any of the acquired companies. All of the payor contracts or agreements contained terms and pricing levels at market rates at the time of acquisition. Accredo’s contracts with these payors were at comparable or better terms than those of the acquired companies. The Company noted no other conditions, similar to those described in paragraph B173 of SFAS No. 141, that provided evidence that the acquired payor contracts had more than negligible amounts of value.

The purchasing power associated with the increases in the volume of product purchased by the Company also facilitated the Company being able to offer favorable pricing in response to payor pricing requests it received after the acquisition was completed. The Company considers this benefit to represent buyer-specific synergies (i.e., goodwill) rather than an intangible defined in paragraph 39 of SFAS No. 141, because its realization and fair value is contingent upon the Company’s ability to negotiate with the payor subsequent to the transaction date and is due almost completely to the synergy of combining with the Company’s pre-existing patient base.

The Company acknowledges that the manufacturer and payor contracts and agreements acquired as part of these business combinations meet the contractual-legal criterion as outlined in SFAS 141 Par. A10. Based on factors described below, the Company considered the value of these contractual agreements to be immaterial:

?	The acquired contracts were short term in nature.

?	The acquired contracts were cancelable on short notice.

?	The terms of the acquired contract were at market, generic in nature, and they did not contain any exclusivity or preferred contractual terms.

?	The Company noted no other conditions, similar to those described in paragraph B173 of SFAS No. 141, that provided evidence that the acquired manufacturer and payor contracts had more than negligible amounts of value.

?	The Company had pre-existing relationships with each of these manufacturers and payors.

     Response. 6(d) The SPS Division product portfolio included all of the eight major products already distributed by Accredo at the time of the acquisition, including

Avonex, Cerezyme, growth hormone, hemophilia blood clotting factor, IVIG, Remicade, Synagis and Tracleer. SPS’s agreement for the distribution of Flolan, the PAH product mentioned in the Initial Response Letter, was the only material manufacturer agreement that did not already exist at Accredo. This agreement was non-exclusive, short-term in nature, and cancelable by either party with 12-month notice (shorter period if either party breached the agreement). Terms of the contract were at market rates at the date of acquisition. The Company acknowledges that this contract meets the definition of an intangible asset to be recognized apart from goodwill as outlined in SFAS 141 Par. A10. Based on factors described below, the Company considered the value of this contractual agreement to be immaterial:

?	The acquired contract was short-term in nature.

?	The acquired contract was cancelable on short notice.

?	The terms of the acquired contract were at market, generic in nature, and did not contain any exclusivity or preferred contractual terms.

?	The Company noted no other conditions, similar to those described in paragraph B173 of SFAS No. 141, that provided evidence that the acquired manufacturer contracts had more than negligible amounts of value.

In addition to the agreements referred to above, the SPS Division also had various contracts or agreements to distribute seven (7) other immaterial products that had not been distributed by the Company prior to the SPS acquisition. The Company had net revenue associated with product sales for these seven products of approximately $94.1 million for the fiscal year ended June 30, 2003. Approximately $58.6 million of the $94.1 million in net revenues during fiscal 2003 related to wholesale activity of sales of two products that produced no appreciable gross profit. The Company recorded gross revenues associated with these wholesale agreements in accordance with EITF 99-19 because: (i) the Company was the primary obligor in the arrangement; (ii) the Company had general inventory risk; (iii) the Company had physical loss inventory risk; and (iv) the Company had credit risk. The distribution agreements for five (5) of these products (including the two wholesale agreements) were discontinued during the first twelve months following the acquisition (approximately $74.1 million of net revenue in fiscal year ended June 30, 2003) and the Company did not consider the remaining two (2) agreements (approximately $20.0 million of net revenue in fiscal year ended June 30, 2003) material. The Company did not consider the net revenue associated with these contracts material to the overall revenue total for fiscal 2003 of $ 1.373 billion (2.3%, excluding the wholesale transactions). The Company also did not acquire any new material payor agreements as part of these acquisitions. The Company acknowledges that these manufacturer and payor agreements meet the contractual-legal criterion as outlined in SFAS 141 Par. A10. Based on factors described below, the Company considered the value of these contractual agreements to be immaterial:

?	The acquired contracts were short-term in nature.

?	The acquired contracts were cancelable on short notice.

?	The terms of the acquired contract were at market and generic in nature.

?	The Company noted no other conditions, similar to those described in paragraph B173 of SFAS No. 141, that provided evidence that the acquired contracts had more than negligible amounts of value.

     Response. 6(e) See the Company’s response to comment 6(d) above.

     Response. 6(f) As outlined in SFAS 141, Par. A14, trade names are assets listed as those that would be recognized apart from goodwill because they meet the contractual-legal criterion as outlined in SFAS 141 Par. 39. Trade names acquired by Accredo were replaced with the Accredo trade name for all marketing, managed care contracting and external communications. The Company did not plan to use the acquired trade names for any of these purposes. In addition, if another party following the acquisition had used the trade names of the acquired entities, the Company would not expend material amounts, if any, to defend against the external use of the trade name. While identifiable as a separate asset, the fair value of the trade names was considered immaterial by the Company in accordance with SFAS 141 Par. F1.

The following is a discussion of the Company’s recent acquisitions and these trade names:

1.	May 1, 2001 — Acquisition of stock in Pharmacare Resources, Inc. The Company had no ownership rights in the name “Pharmacare Resources” and a logo used in connection with that name. Neither the name nor the logo were registered marks and the name Pharmacare was used by multiple unaffiliated entities. A competitor of the Company actually owns the Pharmacare registered trademark. We are in the process of changing the corporate name of this entity.

2.	December 1, 2001 — Acquisition of stock in BioPartners In Care, Inc. BioPartners In Care, Inc. owned no trademarks. At the time of the acquisition, BioPartners had applied for several patents and had applied for service marks “Bio-Feedback” and “BioPartners In Care”. The mark for Bio-Partners In Care was granted after the acquisition was complete, however, the Accredo has not used that mark and has no plans to use the mark. The mark for Bio-Feedback was denied.

3.	June 13, 2002 — Acquisition of the assets of the SPS Division of Gentiva Health Services, Inc. The Company acquired the marks Chronicare, A.C.C.E.S.S., and Specialty Solutions. Since the Company acquired an internal division of Gentiva, it did not acquire the name Gentiva or Gentiva Health Services or any derivative of Gentiva. While the Company continues to use the mark A.C.C.E.S.S., it is used in connection with a small patient advocacy group which does not supply product and which does not charge for its services. The Company has not used the marks for Chronicare or Specialty Solutions.

4.	October 17, 2003 — Acquisition of assets from Alpha Therapeutic Services, Inc. The Company did not acquire any intellectual property in connection with that transaction.

     Response. 6(g) Using the procedures outlined in the Company’s response to comment 6(a) above, the Company evaluated all assets that it received as part of each acquisition to determine if any intangible assets met the criteria needed to be recognized apart from goodwill, and, if so, assessed the fair value of that asset. During this process, the Company identified certain assets that met the criteria outlined in SFAS 141 Par. 39 and the associated guidelines outlined in Paragraphs A10 through A28. These assets, such as non-competition agreements (Par. A14 a6.), patient base (Par. A14 b4.), and trade names (Par. A14 a1) were identified as assets that should be considered for valuation as intangible assets apart from goodwill. After review of the other assets that were obtained as part of the acquisition, the Company did not believe that there were any other assets that met the criteria for separate identification under the guidance outlined in SFAS 141 Paragraphs A11 through A28, or, if determined to be intangibles, that the fair value of the separable asset was clearly immaterial under the guidelines for establishing fair value outlined in SFAS 141 Par. F1.

     Response. 6(h) The abstract customer base, as defined in SFAS 141, Par. B165, has not been separately identified and valued as an intangible asset apart from goodwill in the acquisitions outlined in Footnote 3 of the Company’s consolidated financial statements for its fiscal year ended June 30, 2004.

The term “patient base” used in the Company’s response and in the proposed disclosures is referring to identifiable patients actually being serviced by the acquired entity as of the date of acquisition. The classification of the intangible asset was determined using the methodology outlined in the Company’s response to comment 6(b). The Company believes that patient base met the criteria outlined in SFAS 141 Par. A21 as a non-contractual customer relationship that should be separated and recognized apart from goodwill.

15. Contingencies, page F-23 – F-24

7.	Comment. Based on the disclosure you proposed as a result of our comment #10, it appears that no loss provision was accrued because you believed that it was not reasonably possible that you would suffer any “material out-of-pocket monetary loss”. Regarding “out-of-pocket”, it appears that your belief relies on insurance coverage or indemnification agreements. In this regard, this reliance would appear to be inappropriate, unless a right to offset the amounts exists pursuant to FIN 39. Regarding “monetary”, paragraph 8 of SFAS 5 would also appear to apply to non-monetary losses. As such, please revise your proposed disclosures to clarify why an accrual of a loss, gross of insurance and indemnification, was not required by paragraph 8 of SFAS 5. In addition, please revise your proposed disclosures to give an estimate of the possible loss or range of possible loss (both before insurance and indemnification) or state that this estimate cannot be made, per paragraph 10 of SFAS 5.

     Response. 7. We note the Staff’s comment on this point based on the supplemental disclosure that was provided. However, our SFAS 5 considerations of the contingencies disclosed in footnote 15 of the consolidated financial statements are not predicated on reliance on insurance coverage and indemnification. Therefore, the setoff provisions addressed in FIN 39 are not primarily applicable. The descriptions of the insurance and indemnification provisions are included in the disclosure secondarily to provide additional clarity to investors.

The primary considerations for the disclosed contingencies are under paragraph 8 of SFAS 5, which requires the accrual of a contingent loss if (a) it is probable that a liability has been incurred at the date of the financial statements; and (b) the amount of loss can be reasonably estimated. Both conditions of paragraph 8(a) and 8(b) have not been met on any of the disclosed contingencies. We acknowledge that paragraph 8 could inherently apply to non-monetary losses, and we acknowledge the disclosure requirements of paragraph 10.

The disclosures included under the heading “Item 3. Legal Proceedings” and footnote 15 of the consolidated financial statements in the 2004 10-K entitled “Contingencies” will be further revised in response to this comment and supplementally provided.

Sincerely,

/s/ Kimberly Knight Phillips

Kimberly Knight Phillips

cc:	Joel R. Kimbrough, Accredo Health Incorporated
Thomas W. Bell, Jr., Accredo Health Incorporated